BINGHAM, DANA & GOULD LLP
                               150 Federal Street
                                Boston, MA 02110


                                October 30, 1996



Securities and Exchange Commission
Division of Investment Management
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.   20549

      Re:  1784 Funds
           (File Nos. 33-58004 and 811-7474)

Ladies and Gentlemen:

     On behalf of our client, 1784 Funds, a Massachusetts business trust (the "Trust"), we hereby withdraw Post-Effective Amendment No. 11 to the Trust's Registration Statement on Form N-1A under the Securities Act of 1933 and Amendment No. 13 to the Trust's Registration Statement under the Investment Company Act of 1940 (the "Amendment"), which was filed with the Commission on September 11, 1996 and would have become effective on November 25, 1996. The purpose for the filing of the Amendment was to register the shares of a newly-created series, 1784 Massachusetts Tax-Free Money Market Fund. The Trust has determined that it is not consistent with the Trust's marketing or business plans to offer shares of the Massachusetts Tax-Free Money Market Fund at this time.

     Please call the undersigned at (617)951-8515 or Toby R. Serkin at
(617)951-8760 with any questions about this letter.

                                    Sincerely,



                                    Lea Anne Copenhefer

cc:  Peter Bonano, Esq.